Exhibit 99.1

Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895

Appendix 4D – Half Year Ended 30 September 2004

Key Information	Half Year 30 September
	2004		2003
	US$M		US$M		Movement
Net Sales From Ordinary Activities		607.0		493.1	up	23%
Operating Profit From Continuing Operations After Tax Attributable to Shareholders		61.8		65.7	down	6%
Operating Profit including Discontinued Operations Attributable to Shareholders		61.1		67.5	down	9%
Net Tangible Assets per Ordinary Share	US$	1.20	US$	1.10	up	9%

Dividend Information

The Board has decided to defer consideration of declaring an interim dividend until it is in a position to better assess the financial impact of the likely outcome of negotiations with the ACTU, Labor Council and representatives of asbestos diseases groups in relation to the future funding of legitimate asbestos diseases claims against former subsidiary companies. Dividends were paid 16 December 2003 of US2.5 cents per share/CUFS and 1 July 2004 of US3 cents per share/CUFS.

Movements in Controlled Entities

The following entities were merged into James Hardie Building Products, Inc. during the half year ended 30 September 2004: Wallace O’Connor, LLC (30 April 2004); James Hardie Trading Co. Inc .(19 April 2004); Wallace O’Connor Inc. (2 April 2004). James Hardie Building Products, Inc. is a wholly owned subsidiary of James Hardie Industries N.V. and is incorporated in the USA.

The following entities were liquidated during the half year ended 30 September 2004: RCI Malta Holdings Ltd. (14 August 2004); RCI Malta Investments Ltd. (14 August 2004).

Review

The Consolidated Financial Statements included within this Preliminary Final Report have been prepared using USGAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year ended 30 September 2004

Contents

1.	Media Release

2.	Results At A Glance

3.	Management’s Analysis of Results

4.	Consolidated Financial Statements

5.	Management Presentation

The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2004 Annual Report. It should also be read in the context of the public announcements made by James Hardie Industries N.V. in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules since the release of that Annual Report. The James Hardie 2004 Annual Report and links to the company’s public announcements can be found on the company website at www.jameshardie.com. James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

22 November 2004	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246
Mob: 0408 164 011

2nd Qtr Operating Profit US$24.7m
Half Year Operating Profit US$61.8m

James Hardie today announced a 25% decline in second quarter operating profit from continuing operations for the three months ended 30 September 2004, to US$24.7 million.

Despite a 20% lift in net sales, earnings were lower due to costs associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (SCI) and other associated developments, and increased costs in the USA Fibre Cement business.

Excluding US$5.6 million of SCI and related costs, operating profit for continuing operations was 8% lower for the quarter, at US$30.3 million.

Overall, net sales increased 20%, gross profit was up 5% and EBIT fell 16% to US$40.0 million for the quarter.

The USA Fibre Cement business continued to grow strongly, delivering a 21% increase in net sales for the quarter, but EBIT fell 9% due to higher spending on ramping-up growth initiatives and higher manufacturing costs, including increased costs caused by efficiency problems at a number of our US plants. The efficiency issues have been addressed and are now largely behind us and prices of our most cost-significant raw material are declining. In Asia Pacific Fibre Cement, net sales increased 14% and EBIT increased 31%.

The second quarter result lifted half year operating profit from continuing operations to 30 September 2004 to US$61.8 million, but this was down 6% compared to the first half of last year due to SCI related costs. Excluding SCI and other related costs, operating profit from continuing operations was up 7% to US$70.3 million. EBIT from USA Fibre Cement and Asia Pacific Fibre Cement segments were up 4% and 35%, respectively for the half year.

Diluted earnings per share from continuing operations decreased from US 7.1 cents to US 5.4 cents for the 2nd quarter and from US 14.3 cents to US 13.4 cents for the half year.

The half year net operating profit, including discontinued operations, of US$61.1 million includes additional costs associated with the sale of New Zealand land in March 2004. The net operating profit including discontinued operations for the corresponding period of the previous year includes profit recorded from the sale of our New Zealand Building Systems business.

2nd Quarter and Half Year at a Glance

US$ Million	Q2FY05	Q2FY04	%+/(-)	HYFY05	HYFY04	%+/(-)
Net Sales	$300.9	$251.6	20	$607.0	$493.1	23
Gross Profit	97.1	92.4	5	208.4	181.7	15
Special Commission of Inquiry related expenses	5.6	—	—	8.5	—	—
EBIT[1]	40.0	47.9	(16)	98.3	96.2	2
Net Interest Expense	(1.3)	(2.4)	(46)	(3.8)	(4.7)	(19)
Income Tax Expense	(12.1)	(9.4)	29	(30.8)	(22.5)	37
Operating Profit from continuing operations[1]	24.7	32.8	(25)	61.8	65.7	(6)
Net Operating Profit including discontinued operations[1]	24.8	32.8	(24)	61.1	67.5	(9)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year

Commentary

James Hardie Interim CEO, Louis Gries said: “Despite continued strong top line growth in the second quarter, the bottom line was affected by a number of non-recurring items and a dip in the operating performance of some of our US plants.

“However, the company’s cash generation continued to be very strong and was up a significant 50% for the half year.

“The outlook for housing construction in North America remains positive for the remainder of the year despite the prospect of modest interest rate increases.

“Further strong sales growth is expected as we continue to take market share in our emerging and established markets and in our exterior and interior product categories in North America.

“Many of the internal and external factors that adversely impacted financial performance in our North America businesses have already been overcome and further improvement is expected.

“Given the external pressures on our Australia and New Zealand business during the quarter, its overall performance was particularly pleasing,” Mr Gries said.

USA Fibre Cement – Continued Strong Top Line Growth

Net sales increased 21% to US$231.0 million in the 2nd quarter due to an 18% increase in sales volume to 459.7 million square feet and a 3% increase in the average selling price to US$503 per thousand square feet.

Strong growth continued across all regions and in both the exterior and interior product markets.

The average selling price increased 3% due to a price increase on some products implemented in the quarter and sales of higher-priced, differentiated products representing an increased proportion of total sales.

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	2

Despite the strong top line growth, EBIT was down 9% to US$49.0 million for the quarter due to higher spending on ramping-up growth initiatives and increased manufacturing costs including increased costs caused by efficiency problems at a number of our US plants. Pulp, cement and energy prices were all higher for the quarter and plant efficiency problems resulted in increased maintenance, labour and freight costs being incurred. Freight was significantly higher due to longer hauls associated with capacity constraints related to the under-performing plants, and higher oil prices.

We expect overall costs to fall in the next quarter. Plant efficiency levels have been addressed and are now largely behind us, and prices of our most cost-significant raw material, pulp, are declining.

For the half year, EBIT increased 4% to US$112.1 million. The EBIT margin was lower for the quarter and half year at 21.2% and 23.8%, respectively.

Australia and New Zealand (ANZ) Fibre Cement – Stronger Sales and Profitability

Despite softer market conditions and certain negative sentiment in Australia associated with the SCI, net sales increased 16% to US$55.6 million for the quarter due to favourable currency exchange movements, increased volumes and higher average prices. Both new housing and renovation activity in Australia were weaker compared to the same period a year ago, but the Queensland market continued to perform strongly. In New Zealand, housing activity remained strong during the quarter. ANZ EBIT increased 28% for the quarter and 30% for the half year. The EBIT margin increased to 19.8% for the quarter and to 20.6% for the half year.

Philippines – Small Positive EBIT

The Philippines recorded a small positive EBIT in both the quarter and the half year due to increased sales and manufacturing cost savings.

Chile – Small Positive EBIT

The business recorded a small positive EBIT for the quarter and half year as it continued to penetrate the domestic flat sheet market and build regional exports.

USA Hardie® Pipe – Sales Growth and More Manufacturing Efficiencies

Net sales increased strongly for both the quarter and half year despite being adversely affected by four hurricanes that hit Florida in the second quarter. Increased prices and more manufacturing efficiency gains are helping to improve operating performance. However, as expected, the business incurred EBIT losses for the quarter and half year.

Europe Fibre Cement

Net sales for the quarter were up again as awareness of our backer and siding products increased among distributors, builders and contractors following their launch in the UK and French markets in the first quarter last year.

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	3

Artisan® Roofing

Further work was undertaken during the quarter to refine manufacturing operation and improve productivity. Commercial sales of our new generation of fibre cement roofing products began in October 2004 and are expected to ramp up to the end of the fiscal year.

Interim Dividend

The Board has decided to defer consideration of declaring an interim dividend until it is in a position to better assess the potential financial impact of the likely outcome of negotiations with the Australian Council of Trade Unions, Labor Council of NSW and representatives of asbestos diseases groups in relation to the future funding of legitimate asbestos diseases claims against former subsidiary companies.

Special Commission of Inquiry and Subsequent Developments

The SCI reported its findings to the NSW Governor on 21 September 2004. It indicated that the establishment of the MRCF and the establishment of ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to asbestos victims’ claims remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against James Hardie Industries NV or any other James Hardie entities.

On 14 July 2004, the company issued a statement announcing that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies.

When the SCI reported in September 2004, it found that there was a significant funding shortfall in the MRCF. The SCI found that the net assets of the MRCF and ABN 60 Foundation were not sufficient to meet the prospective liabilities and were likely to be exhausted in the first half of 2007. In relation to the company’s proposal, it indicated that although there were several issues which needed to be refined quite significantly the proposal was an appropriate starting point for negotiation with affected persons.

The NSW Government indicated that it was not prepared to negotiate with the company and would only consider implementing a proposal brought to it by the company after it had been endorsed by the Australian Council of Trade Unions (ACTU), the Labor Council of New South Wales (LCNSW) and the various groups representing asbestos claimants (Representatives).

The ACTU/LCNSW and the Representatives indicated they were not prepared to recommend a statutory scheme along the lines of the one they assumed was being proposed by James Hardie to the SCI and that it was unacceptable to them.

The company has taken a pragmatic approach and, acting on the early statements of the NSW Premier, is engaged in discussions with the ACTU/LCNSW and the Representatives.

On 10 September 2004, the company announced that the Audit Committee of the Board had commissioned an internal investigation to be conducted by independent legal advisers, consistent with US Securities regulations to investigate allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements. The investigation has now been completed and there was found to be no impact on the company’s current financial statements.

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	4

On 22 September 2004, the Australian Securities and Investments Commission (ASIC) announced that it had commenced investigations into the circumstances surrounding the creation of the MRCF. The investigation is to include the conduct of certain directors and officers of the James Hardie group of companies and associated parties, and market disclosures made by the companies and individuals. The company is co-operating with ASIC in relation to all aspects of its investigation.

On 16 November 2004 the Company announced that it had offered an indemnity to the directors of ABN 60 in order to facilitate the release of funding by ABN 60 to the MRCF. This proposed indemnity would require the Company to pay for any legal costs incurred by the ABN 60 directors in connection with the release of funding by ABN 60 to the MRCF. Additionally, the Company has offered to provide funding to the MRCF on an interim basis for a period of up to six months, commencing on 16 November 2004. The interim funding by the Company would only be provided once existing MRCF funds have been exhausted.

On 18 November 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to examine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005.

Readers are also referred to the contingent liability discussion in note 8 of the company’s financial statements for the half year ended 30 September 2004 concerning claims against former subsidiaries.

The company will lodge its annual report on Form 20-F for the year ended 31 March 2004 with the US Securities and Exchange Commission on 22 November 2004.

Outlook

In North America, there is little on the short-term horizon to suggest the housing construction sector will not remain strong. Interest rates continue to be low and expected increases over the balance of the fiscal year should have only a modest impact on demand for new housing.

Builders are reporting an optimistic outlook for the remainder of the year and continue to have relatively low inventories of new homes for sale and large backlogs of orders for homes to be built. Despite entering the seasonally slower period, further strong top-line growth is expected and improved manufacturing performance and overall lower costs should lift profitability as the company’s North American business continues to penetrate its exterior and interior product markets.

Reduced manufacturing costs should result from lower pulp prices and improved efficiency levels. The improvement in plant operating efficiency has addressed capacity constraints experienced in the 2nd quarter and reduced freight costs. Further ramping-up costs are expected to be incurred in the 2nd half for a number of growth initiatives.

In the ANZ business, new housing and the renovations segments in Australia are expected to further soften with the expectation of higher interest rates over the medium term. In New Zealand, the new housing segment is believed to have peaked and activity may soften as interest rates increase. Demand and profitability for the ANZ business may be also adversely affected by product boycotts and negative sentiment in Australia associated with the Special Commission of Inquiry and related matters.

In the Philippines, building and construction activity is expected to increase as seasonal conditions become more favourable. Increased prices and margins are expected to further improve operating performance.

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	5

In our emerging Chile Fibre Cement, Europe Fibre Cement and US Hardie® Pipe businesses, sales and market share are expected to increase as awareness of their products among builders, contractors and distributors continues to grow.

Overall, the strong top line growth momentum evident in the first half is continuing into the third quarter. Operating performance for the full year is expected to benefit from improved manufacturing performance and reduced costs in the second half.

Costs associated with the SCI and other associated developments are continuing to be incurred and may be material.

The current range of analyst estimates1 for operating profit from continuing operations for the year ending 31 March 2005 is US$151 million to US$160 million – excluding costs for the SCI and other associated developments. Due to higher spending in our North America business on ramping-up growth initiatives, increased manufacturing and other costs incurred in the 2nd quarter, and plant start up expenses in the 2nd half, as well as the potential impact of negative customer sentiment and product boycotts on the profitability of our ANZ business in the second half, we now expect operating profit from continuing operations (excluding costs for the SCI and other associated developments) will fall within the range of US$135 to US$145 million for the year ending 31 March 2005.

Ends.

Media/Analyst Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The release and the accompanying management’s analysis of results and management presentation, along with the audio webcast of the presentation, are available from the Investor Relations section of the company website at www.jameshardie.com

This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Analysis of Results, a Management Presentation, a Financial Report and a Results at a Glance document.

[1]	Range includes forecasts from ABN AMRO, Deutsche, JPMorgan, Merrill Lynch, Goldman Sachs JBWere, UBS, Citigroup SB, CSFB, Morgan Stanley

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	6

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Disclaimer

This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 2nd Quarter and Half Year Results FY05	7

2nd Quarter and Half Year – 30 September 2004

	2nd QTR FY05					HY05
James Hardie
Net Sales	Up	20%	to	US$	300.9	Up	23%	to	US$	607.0
EBIT[1]	Down	16%	to	US$	40.0	Up	2%	to	US$	98.3
Operating Profit from Continuing Operations[1]	Down	25%	to	US$	24.7	Down	6%	to	US$	61.8
Net Operating Profit Including Discontinued Operations[1]	Down	24%	to	US$	24.8	Down	9%	to	US$	61.1
EBIT Margin[1]	Down	5.7pts	to		13.3%	Down	3.3pts	to		16.2%
USA Fibre Cement
Net Sales	Up	21%	to	US$	231.0	Up	25%	to	US$	471.7
EBIT[1]	Down	9%	to	US$	49.0	Up	4%	to	US$	112.1
EBIT Margin[1]	Down	6.9pts	to		21.2%	Down	4.7pts	to		23.8%
Volume	Up	18%	to	459.7mmsf[1]		Up	22%	to	950.1mmsf[1]
Asia Pacific Fibre Cement
Net Sales	Up	14%	to	US$	62.5	Up	14%	to	US$	119.8
EBIT[1]	Up	31%	to	US$	12.3	Up	35%	to	US$	24.3
EBIT Margin[1]	Up	2.5pts	to		19.7%	Up	3.1pts	to		20.3%
Volume	Up	9%	to	102.6mmsf[1]		Up	9%	to	196.8mmsf[1]

Key Ratios

Earnings Per Share (Diluted)	13.4cents
EBIT Margin[1]	16.2%
Return on Shareholders Funds (Annualised – including discontinued operations)	23.2%
Return on Capital Employed (Annualised)	26.0%
Gearing[1]	10.0%
Net Interest Cover (EBIT1 / Net interest expense)	25.5x

All comparisons are against the 2nd quarter or half year of the previous fiscal year. All dollar amounts are in US$ millions. Results are for continuing businesses only unless otherwise stated. Note: This document should be read in conjunction with other 2nd quarter and half year results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Financial Report.

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Gearing – Is borrowings less cash (net debt) divided by net debt plus shareholders’ equity.

mmsf – million square feet

msf – thousand square feet

22 November 2004	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie Industries N.V.

Results for the 2nd Quarter Ended 30 September 2004

	Three Months Ended 30 September
USGAAP - US$ Millions	FY 2005		FY 2004		% Change
Net Sales
USA Fibre Cement		$231.0		$191.4	21
Asia Pacific Fibre Cement		62.5		54.8	14
Other Fibre Cement		7.4		5.4	37

Total Net Sales		300.9		251.6	20

Net Sales		$300.9		$251.6	20
Cost of goods sold		(203.8)		(159.2)	28
Gross profit		97.1		92.4	5
Selling general & administrative expenses		(45.5)		(38.9)	17
Research and development expenses		(5.3)		(5.6)	(5)
Special Commission of Inquiry related expenses		(5.6)		—	—
Other operating expenses		(0.7)		—	—
EBIT[1]		40.0		47.9	(16)
Net interest expense		(1.3)		(2.4)	(46)
Other expenses, net		(1.9)		(3.3)	(42)
Operating profit from continuing operations before income taxes[1]		36.8		42.2	(13)
Income tax expense		(12.1)		(9.4)	29
Operating Profit From Continuing Operations[1]		$24.7		$32.8	(25)

Net Operating Profit Including Discontinued Operations[1]		$24.8		$32.8	(24)

Tax rate		32.9%		22.3%
Volume (mmsf1)
USA Fibre Cement		459.7		390.5	18
Asia Pacific Fibre Cement*		102.6		94.0	9
Average sales price per unit (per msf1)
USA Fibre Cement	US$	503	US$	490	3
Asia Pacific Fibre Cement*	A$	850	A$	865	(2)

*See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 20% compared to the same quarter of the previous year, from US$251.6 million to US$300.9 million.

Net sales from USA Fibre Cement increased 21% from US$191.4 million to US$231.0 million due to continued strong growth in sales volumes and a higher average net selling price.

Net sales from Asia Pacific Fibre Cement increased 14% from US$54.8 million to US$62.5 million due to a 9% increase in sales volumes and favourable foreign currency movements, partly offset by a 2% decrease in average net selling price.

Net sales from Other Fibre Cement increased 37% from US$5.4 million to US$7.4 million as the Chilean flat sheet business, the USA-based Hardie® Pipe business and European Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 21% from US$191.4 million to US$231.0 million due to increased sales volumes and a higher average net selling price.

Sales volume increased 18% from 390.5 million square feet to 459.7 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market. Sales volume for the quarter was partly affected by supply issues relating to a temporary reduction in manufacturing efficiencies at some plants.

Despite economic recovery in the United States being slower than expectations, strong consumer demand for new residential housing continued during the quarter fuelled by low mortgage rates, low inventories of houses for sale and solid house prices.

There was strong sales growth across all regions in both the emerging and established geographic markets and in our exterior and interior product markets.

In our exterior product market, there were further market share gains against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD™.

In our interior product market, further market share gains were achieved, with sales of Hardibacker 500® half-inch backerboard continuing to grow strongly compared to the same period last year.

The average net selling price increased 3% from US$490 per thousand square feet to US$503 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and a price increase for some products that became effective on 1 July 2004.

During the quarter, we continued construction of our new green-field fibre cement plant in Reno, Nevada and our new 160 million square foot trim line in Peru, Illinois. Both the new Reno plant and the Peru trim line are expected to be completed by the end of this fiscal year.

Asia Pacific Fibre Cement (See Endnotes)

Net sales increased 14% from US$54.8 million to US$62.5 million. Net sales increased 5% in Australian dollars. Sales volume increased 9% from 94.0 million square feet to 102.6 million square feet.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	2

Australia and New Zealand Fibre Cement

Net sales increased 16% from US$47.8 million to US$55.6 million due to increased sales volume and favourable foreign currency movements. In Australian dollars, net sales increased 7%.

Sales volumes increased from 73.2 million square feet to 77.7 million square feet despite softer market conditions and negative customer sentiment in Australia associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and negative publicity arising following release of the report of the Inquiry.

In Australia, there was a slowing in both new residential housing and renovations activity, although the Queensland market continues to perform strongly.

In New Zealand, new residential housing activity remained strong and demand continued to increase for weatherboards, eaves and soffits. Sales of our Linea® range of weatherboards continued to grow strongly.

The average net selling price increased 1% in Australian dollars due to an increased proportion of sales of higher-priced, differentiated products.

Philippines Fibre Cement

Increased penetration of the domestic and regional export markets helped increase net sales 19% from US$5.8 million to US$6.9 million. In local currency, net sales increased 22%. The increase in net sales resulted from a 20% increase in sales volume and a 2% increase in the average selling price.

The increase in the net selling price was due mainly to a change in sales mix between domestic and export sales.

Construction activity in the Philippines remained stable during the quarter.

Other Fibre Cement

Chile Fibre Cement

Our Chilean business continued to increase its penetration of the domestic flat sheet market by increasing sales of higher-priced, differentiated products and by building regional export sales.

Net sales increased compared to the same quarter last year due to strong growth in sales volume, partly offset by a lower average net selling price. The lower average net selling price was due to a lower proportion of higher priced export sales to North America and the impact of a weaker US dollar on export sales.

During the quarter, a small plant upgrade was completed, allowing the plant to manufacture 12-foot planks. We expect these products to open new markets and create growth opportunities. Initial customer response to this product has been positive.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	3

Hardie® Pipe

Our USA Hardie® Pipe business continued to penetrate the Florida market of the United States, although sales growth was adversely affected by severe weather that hit Florida during the quarter.

Net sales increased strongly compared to the same period last year due to an increase in sales volume that was the result of increased market penetration and a higher average net selling price.

The heavy building industry in Florida continues to be buoyant, with flat non-residential construction offset by strong growth in residential sub-division development.

The average net selling price increased further this quarter, reflecting strong demand and the favourable impact of raw material prices and availability, but prices in Florida are still well below the national averages for concrete pipe.

The manufacturing performance of the plant improved further during the quarter, but operating costs are still above our targets.

Europe Fibre Cement

Our European business continued to penetrate the UK and French markets as awareness of our products among distributors, builders and contractors increased.

During the quarter, we achieved significantly higher growth in siding sales in the UK, as sales and marketing initiatives were further progressed.

Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Net sales this quarter increased significantly compared to the same quarter of the previous year due to stronger demand across the range of interior and exterior products.

Artisan® Roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

During the quarter, we continued to refine the manufacturing operations and improve productivity and we expect volumes to ramp up throughout the remainder of the fiscal year.

Initial pricing of our Artisan® Roofing product is positioned to be competitive with wood shake roofing products in Southern California.

Preliminary interest in Artisan® Roofing within our targeted customer group remains strong.

There were no commercial sales in the second quarter, but sales began in October 2004 and are expected to ramp up through the end of the fiscal year.

Gross Profit

Gross profit increased 5% from US$92.4 million to US$97.1 million due mainly to strong improvements in Australia and New Zealand and the Philippines businesses and due to favourable currency exchange movements. The gross profit margin decreased 4.4 percentage points to 32.3%.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	4

USA Fibre Cement gross profit was flat compared to the same quarter last year due to the increase in sales revenue being offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, plant maintenance expenses and a temporary reduction in manufacturing efficiency at some plants. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency, and higher fuel costs. The gross profit margin decreased 7.0 percentage points.

Asia Pacific Fibre Cement gross profit increased 26% following significant improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 24% and 54%, respectively. The improved result for Australia and New Zealand was due to increased sales revenue and manufacturing efficiency improvements. In the Philippines, increased sales revenue, cost savings and improved manufacturing efficiencies accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 3.2 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 17% compared to the same quarter last year, from US$38.9 million to US$45.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses were 0.4 of a percentage point lower at 15.1%.

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 17% for the quarter to US$3.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 15% to US$2.3 million.

Special Commission of Inquiry Related Costs

Costs incurred during the quarter associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and related matters totalled US$5.6 million.

Other Operating Expense

Other operating expense of US$0.7 million relates to a loss on the sale of land in Sacramento, California.

EBIT1

EBIT decreased 16% from US$47.9 million to US$40.0 million. The EBIT margin decreased 5.7 percentage points to 13.3%. Excluding costs associated with the NSW Special Commission of Inquiry into the Medical Research and Compensation Foundation, EBIT decreased 5% compared to the same quarter last year and the EBIT margin was 15.2%.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	5

USA Fibre Cement EBIT decreased 9% from US$53.7 million to US$49.0 million. The decrease was due to an increase in both unit cost of sales and unit freight cost, and SG&A expenses, partly offset by strong growth in net sales. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency, and higher fuel costs. The EBIT margin decreased 6.9 percentage points to 21.2%.

Asia Pacific Fibre Cement EBIT increased 31% from US$9.4 million to US$12.3 million. The EBIT margin increased 2.5 percentage points to 19.7%.

Australia and New Zealand Fibre Cement EBIT increased 28% from US$8.6 million to US$11.0 million. In Australian dollars, EBIT increased 18%. The increase in EBIT in Australian dollars was due to increased net sales compared to the same period last year and manufacturing efficiencies. The EBIT margin increased 1.8 percentage points to 19.8%.

Philippines Fibre Cement business recorded a positive EBIT, doubling the EBIT performance of the same quarter last year due to increased net sales and lower manufacturing costs.

The Chile Fibre Cement business recorded another small positive EBIT for the quarter due to increased net sales.

Our USA Hardie® Pipe business incurred an EBIT loss for the quarter despite higher selling prices and further improvements in operating performance. Overall business performance for the quarter was adversely affected by the impact of severe whether in Florida.

Our European fibre cement business incurred an EBIT loss for the quarter, following its commencement in the prior fiscal year.

General corporate costs increased US$6.9 million from US$6.8 million to US$13.7 million. This increase was primarily due to US$ 5.6 million of expenses related to the Special Commission of Inquiry into the Medical Research and Compensation Foundation and other associated developments, a US$0.7 million loss on the sale of land owned in Sacramento California, a US$0.5 million increase in employee bonus plan expense and a net increase in professional service fees and other general corporate costs, partially offset by a US$0.7 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in the company’s share price.

Net Interest Expense

Net interest expense decreased by US$1.1 million from US$2.4 million to US$1.3 million primarily due to a higher amount of interest expense capitalised on construction projects in the current year than in the prior year and higher interest income due to higher average cash balances.

Other Expenses, Net

Other operating expense consists of a US$1.9 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. In the same quarter of the prior year, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure, incurred to extend the scope of our international finance subsidiary to lend to our global operations.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	6

Income Tax Expense

Income tax expense increased by US$2.7 million from US$9.4 million to US$12.1 million. Although our profit before tax decreased, our current year effective tax rate estimate is higher than the prior year effective tax rate.

Operating Profit from Continuing Operations1

Operating profit from continuing operations decreased by 25%, from US$32.8 million to US$24.7 million, due mainly to expenses associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation. Excluding these expenses, operating profit from continuing operations for the quarter would have been US$30.3 million.

Discontinued Operations

Net expense of US$0.7 million relates primarily to additional costs associated with the sale of New Zealand land in March 2004.

Special Commission of Inquiry and Subsequent Developments

The Special Commission of Inquiry (the “SCI”) into the Medical Research and Compensation Foundation (MRCF) reported its findings to the NSW Governor on 21 September 2004. It indicated that the establishment of the MRCF and the establishment of ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to asbestos victims’ claims remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against James Hardie Industries NV or any other James Hardie entities.

In relation to the assertions by the MRCF concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the MRCF or the asbestos victims which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

On 14 July 2004, the company lodged a submission with the SCI stating that the company would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies. The company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation;

•	contributions to be made in a manner which provides certainty to claimants as to their entitlements, the scheme administrator as to the amount available for distribution, and the contributors as to the ultimate amount of the contribution to the scheme;

•	significant reduction in legal costs via the removal of requirements for litigation; and

•	limitation of legal avenues outside of the scheme.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	7

The submission stated that the proposal was made without any admission of liability or prejudice to the company’s rights or defences.

When the SCI reported in September 2004, it found that there was a significant funding shortfall in the MRCF. The SCI found that the net assets of the MRCF were not sufficient to meet the prospective liabilities and were likely to be exhausted in the first half of 2007. In relation to the company’s proposal, the SCI indicated that although there were several issues which needed to be refined quite significantly, the proposal was an appropriate starting point for negotiation with affected persons.

The NSW Government indicated that it was not prepared to negotiate with the company and would only consider implementing a proposal brought to it by the company after it had been endorsed by the Australian Council of Trade Unions (ACTU), the Labour Council of New South Wales (LCNSW), and various groups representing asbestos claimants (Representatives).

The ACTU/LCNSW and the Representatives indicated that they were not prepared to recommend a statutory scheme along the lines of the one they assumed was being proposed by the company to the SCI and that it was unacceptable to them.

The company has taken a pragmatic approach and, acting on the early statements of the NSW Premier, is engaged in discussions with the ACTU/LCNSW and the Representatives.

On 10 September 2004, the company announced that the Audit Committee of the Board had commissioned an internal investigation to be conducted by independent legal advisers, consistent with US Securities regulations to investigate allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements. The investigation has now been completed and there was found to be no impact on the company’s current financial statements.

On 22 September 2004, the Australian Securities and Investments Commission (ASIC) announced that it had commenced investigations into the circumstances surrounding the creation of the MRCF. The investigation is to include the conduct of certain directors and officers of the James Hardie group of companies and associated parties, and market disclosures made by the companies and individuals. The company is co-operating with ASIC in relation to all aspects of its investigation.

The company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI, the ASIC investigation or subsequent and other legal proceedings and in relation to discussions with the ACTU/LCNSW and the Representatives. These costs may include those of current and former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and if they do, the company may be reimbursed under directors and officers insurance policies taken out by the company.

Readers are also referred to the contingent liability discussion in note 8 of the company’s financial statements for the half year ended 30 September 2004 concerning claims against former subsidiaries.

On 16 November 2004 the Company announced that it had offered an indemnity to the directors of ABN 60 in order to facilitate the release of funding by ABN 60 to the MRCF. This proposed indemnity would require the Company to pay for any legal costs incurred by the ABN 60 directors in connection with the release of funding by ABN 60 to the MRCF. Additionally, the Company has offered to provide funding to the MRCF on an interim basis for a period of up to six months, commencing 16 November 2004. The proposed interim funding by the Company would only be provided once existing MRCF funds have been exhausted.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	8

On 18 November 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005.

The company will lodge its annual report on Form 20-F for the year ended 31 March 2004 with the US Securities Exchange and Commission on 22 November 2004..

End.

Media/Analysts call:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	9

Endnotes:

Volume and Average Net Selling Price — Asia Pacific Fibre Cement — Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net selling price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net selling price. These adjustments did not have a material impact on total net sales or EBIT.

Fiscal 2003	30 June	30 September	31 December	31 March
Quarter	2002	2002	2002	2003
Volume (mmsf1)	83.1	90.6	88.7	87.5
Average net sales price per unit (per msf1)	A$888	A$905	A$898	A$857
Year-to-date
Volume (mmsf1)	83.1	173.7	262.4	349.9
Average net sales price per unit (per msf1)	A$888	A$897	A$897	A$887

Fiscal 2004	30 June	30 September	31 December	31 March
Quarter	2003	2003	2003	2004
Volume (mmsf1)	87.0	94.0	92.1	89.0
Average net sales price per unit (per msf1)	A$874	A$865	A$854	A$854
Year-to-date
Volume (mmsf1)	87.0	181.0	273.1	362.1
Average net sales price per unit (per msf1)	A$874	A$869	A$864	A$862

Net Sales — Philippines Fibre Cement — Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004:

	30 June		30 September		31 December		31 March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1
Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	10

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf - million square feet

msf - thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	11

22 November 2004	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie Industries N.V.

Results for the First Half Ended 30 September 2004

	First Half Ended 30 September
USGAAP - US$ Millions	FY 2005		FY 2004		% Change
Net Sales
USA Fibre Cement		$471.7		$378.2	25
Asia Pacific Fibre Cement		119.8		104.9	14
Other Fibre Cement		15.5		10.0	55

Total Net Sales		607.0		493.1	23

Net Sales		$607.0		$493.1	23
Cost of goods sold		(398.6)		(311.4)	28
Gross profit		208.4		181.7	15
Selling general & administrative expenses		(90.6)		(75.1)	21
Research and development expenses		(10.3)		(10.4)	(1)
Special Commission of Inquiry related expenses		(8.5)		—	—
Other operating expenses		(0.7)		—	—
EBIT[1]		98.3		96.2	2
Net interest expense		(3.8)		(4.7)	(19)
Other expenses, net		(1.9)		(3.3)	(42)
Operating profit from continuing operations before income taxes[1]		92.6		88.2	5
Income tax expense		(30.8)		(22.5)	37

Operating Profit From Continuing Operations[1]		$61.8		$65.7	(6)

Net Operating Profit Including Discontinued Operations[1]		$61.1		$67.5	(9)

Tax rate		33.3%		25.5%
Volume (mmsf1)
USA Fibre Cement		950.1		778.0	22
Asia Pacific Fibre Cement*		196.8		181.0	9
Average sales price per unit (per msf1)
USA Fibre Cement	US$	496	US$	486	2
Asia Pacific Fibre Cement*	A$	850	A$	869	(2)

*See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st half of the current fiscal year versus the 1st half of the prior fiscal year.

Total Net Sales

Total net sales increased 23% compared to the same period of the previous year, from US$493.1 million to US$607.0 million.

Net sales from USA Fibre Cement increased 25% from US$378.2 million to US$471.7 million due to continued strong growth in sales volumes and a higher average net selling price.

Net sales from Asia Pacific Fibre Cement increased 14% from US$104.9 million to US$119.8 million due to increased sales volumes and favourable foreign currency movements.

Net sales from Other Fibre Cement increased 55% from US$10.0 million to US$15.5 million as the Chilean flat sheet business, the USA-based Hardie® Pipe business and European Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 25% from US$378.2 million to US$471.7 million due to increased sales volumes and a higher average net selling price.

Sales volume increased 22% from 778.0 million square feet to 950.1 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market. Sales volume for the half year was partly affected by supply issues relating to a temporary reduction in manufacturing efficiencies at some plants.

New residential housing construction remained buoyant during the period due to strong consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.

We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets.

Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD™.

There were further market share gains in the interior products market, with sales of Hardibacker 500® half-inch backerboard up strongly compared to the same period last year.

The average net selling price increased 2% from US$486 per thousand square feet to US$496 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and a price increase for some products that became effective on 1 July 2004.

During the period, we continued construction of our new green-field fibre cement plant in Reno, Nevada and our new 160 million square foot trim line in Peru, Illinois. Construction of both the new Reno plant and the Peru trim line are expected to be completed by the end of this fiscal year.

Asia Pacific Fibre Cement (See Endnotes)

Net sales increased 14% from US$104.9 million to US$119.8 million. Net sales increased 4% in Australian dollars. Sales volume increased 9% from 181.0 million square feet to 196.8 million square feet.

James Hardie 2nd Half FY05 Management’s Analysis of Results	2

Australia and New Zealand Fibre Cement

Net sales increased 17% from US$91.7 million to US$107.4 million due to increased sales volume, a higher average net selling price and favourable foreign currency movements. In Australian dollars, net sales increased 6%.

Sales volumes increased 5% from 143.1 million square feet to 150.7 million square feet due to growth in sales of building products in both Australia and New Zealand. Despite the overall increase, we believe sales volumes were affected to some extent as a result of negative sentiment among some customers in Australia associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and the release of the report of the Inquiry.

In Australia, new residential housing activity improved in the first quarter led by buoyant activity in Queensland, and the renovation and commercial segments remained strong, but both new residential housing and renovations activity softened in the second quarter.

In New Zealand, new residential housing activity was robust and there was increased demand for weatherboards, eaves and soffits. Sales of our Linea® range of weatherboards continued to grow strongly.

The average net selling price increased 1% in Australian dollars due to a change in sales mix.

During the period, we launched Eclipsa™, a new pre-painted eave product, across Australia. Eclipsa™ offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favourably by builders.

Philippines Fibre Cement

Net sales increased 17% from US$10.6 million to US$12.4 million. In local currency, net sales increased 22%. This increase was due to a 21% increase in sales volume and a small increase in the average net selling price.

The increase in the net selling price was due to a change in sales mix between domestic and export sales.

Improved construction activity in the Philippines, increased market penetration and regional exports resulted in stronger demand during the first half of the year.

Other Fibre Cement

Chile Fibre Cement

Our Chilean business continued to increase its penetration of the domestic flat sheet market and increased sales of higher-priced, differentiated products and build regional exports.

Net sales increased compared to the first half last year due to strong growth in sales volume, partly offset by a lower average net selling price. The lower average net selling price was due to an increased proportion of domestic sales and the impact of a weaker US dollar on export sales.

Construction activity in Chile was weaker during the half year due to the slower winter season, but continued to show signs of improvement.

During the period, a small plant upgrade was completed, allowing the plant to manufacture 12-foot planks. These products are expected to open new markets and growth opportunities. Initial customer response has been positive.

James Hardie 2nd Half FY05 Management’s Analysis of Results	3

Hardie® Pipe

Our USA Hardie® Pipe business continued to penetrate the Florida market of the United States and to improve its manufacturing efficiency.

Despite net sales being adversely affected by severe weather in Florida, net sales for the first half of the year increased strongly compared to the same period last year due to an increase in sales volume and a higher average net selling price. The increase in sales volume was due to market share gains and buoyant construction activity in Florida.

The average net selling price increased compared to the same period last year, but prices in Florida remain well below the national averages for concrete pipe.

The manufacturing performance of the plant improved further during the half year, but operating costs are still above our targets.

Europe Fibre Cement

Our European business continued to grow demand by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the UK and French markets.

Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Net sales this period increased significantly compared to the same period last year, due to stronger demand across the range of interior and exterior products.

Artisan® Roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

During the first half of the year, the business completed production trials and commissioning work and continued to refine manufacturing operation and improve productivity. We expect volumes to ramp up throughout the remainder of the fiscal year.

Initial pricing of our Artisan® Roofing product is positioned to be competitive with wood shake roofing products in Southern California.

Preliminary interest in Artisan® Roofing within our targeted customer group remains strong.

There were no commercial sales in the first half year, but sales began in October 2004 and are expected to ramp up through the end of the fiscal year.

Gross Profit

Gross profit increased 15% from US$181.7 million to US$208.4 million due to improvements in our major businesses. The gross profit margin decreased 2.5 percentage points to 34.3%.

USA Fibre Cement gross profit increased 10% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a temporary reduction in manufacturing efficiency at some plants. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with

James Hardie 2nd Half FY05 Management’s Analysis of Results	4

the temporary reduction in plant manufacturing efficiency, and higher fuel costs and general liability insurance. The gross profit margin decreased 4.6 percentage points.

Asia Pacific Fibre Cement gross profit increased 27% following significant improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 25% and 54%, respectively. The improved result for Australia and New Zealand was due to increased sales revenue and manufacturing efficiency improvements. In the Philippines, lower costs and increased margins accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 3.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 21% compared to the same period last year, from US$75.1 million to US$90.6 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses were 0.3 of a percentage point lower at 14.9%.

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 6% for the period, at US$5.9 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 7% to US$4.4 million.

Special Commission of Inquiry Related Costs

Costs incurred during the half year associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and related matters, totalled US$8.5 million.

Other Operating Expense

Other operating expense of US$0.7 million relates to a loss on the sale of land in Sacramento, California.

EBIT1

EBIT increased 2% from US$96.2 million to US$98.3 million. The EBIT margin decreased 3.3 percentage points to 16.2%. Excluding costs associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation, EBIT increased 11% and the EBIT margin is 17.6% for the half year.

USA Fibre Cement EBIT increased 4% from US$107.8 million to US$112.1 million. The increase was due to strong growth in net sales, partly offset by an increase in both unit cost of sales and unit freight cost, and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the

James Hardie 2nd Half FY05 Management’s Analysis of Results	5

the temporary reduction in plant manufacturing efficiency and higher fuel costs. The EBIT margin decreased 4.7 percentage points to 23.8%.

Asia Pacific Fibre Cement EBIT increased 35% from US$18.0 million to US$24.3 million. The EBIT margin increased 3.1 percentage points to 20.3%.

Australia and New Zealand Fibre Cement EBIT increased 30% from US$17.0 million to US$22.1 million. In Australian dollars, EBIT increased 18%. The increase in EBIT in Australian dollars was due to increased net sales compared to the first half last year and manufacturing efficiencies. The EBIT margin increased 2.1 percentage points to 20.6%.

Philippines Fibre Cement business increased its positive EBIT performance compared to the same half last year due to increased net sales and cost savings.

The Chile Fibre Cement business recorded a small positive EBIT for the half year.

Our USA Hardie® Pipe business reduced its EBIT loss compared to the first half last year due to increased sales volumes, higher selling prices and manufacturing cost savings.

Our European Fibre Cement business incurred an EBIT loss for the half year.

General corporate costs increased US$8.9 million from US$14.2 million to US$23.1 million. This increase was primarily due to US$8.5m of expenses related to the Special Commission of Inquiry into the Medical Research and Compensation Foundation and other associated developments, a US$1.4 million increase in professional service fees, a US$0.7 million loss on sale of land owned in Sacramento, California, a US$0.5 million increase in employee bonus plan expense and a net increase in other general corporate costs, partially offset by a US$2.7 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in the company’s share price.

Net Interest Expense

Net interest expense decreased by US$0.9 million from US$4.7 million to US$3.8 million primarily due to a higher amount of interest expense capitalised on construction projects in the current year than in the prior year and higher interest income due to higher average cash balances.

Other Expenses, Net

Other operating expense consists of a US$1.9 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. In the prior year, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure, incurred to extend the scope of our international finance subsidiary to lend to our global operations.

Income Tax Expense

Income tax expense increased by US$8.3 million from US$22.5 million to US$30.8 million due to the increase in profit and estimated income tax contingencies recorded during the period. Reviews by taxing jurisdiction authorities of various tax matters are ongoing.

James Hardie 2nd Quarter FY05 Management’s Analysis of Results	6

Operating Profit from Continuing Operations1

Despite strong performance from our major businesses, operating profit from continuing operations decreased by 6% from US$65.7 million to US$61.8 million, due primarily to costs associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation. Excluding these costs, operating profit from continuing operations for the half year would have increased 7% to US$70.3 million.

Discontinued Operations

Net expense of US$0.7 million relates primarily to additional costs associated with the sale of New Zealand land in March 2004.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$114.8 million as of 30 September 2004. At that date we also had credit facilities totalling US$440.6 million of which US$176.0 million was outstanding. Our credit facilities are all uncollateralised and consist of the following:

James Hardie 1st Half FY05 Management’s Analysis of Results

	Effective		Principal
	Interest Rate	Total Facility	Outstanding
	at	at	at
Description	30 Sept 2004	30 Sept 2004	30 Sept 2004
	(US$ millions)
US$ notes, fixed interest, repayable annually in varying tranches from November 2004 through November 2013	7.09%	$165.0	$165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	143.1	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in April 2005	N/A	117.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in December 2004	3.24%	15.0	11.0

Total		$440.6	$176.0

We currently plan to extend the US$15.0 million line of credit upon its maturity in December 2004, under substantially similar terms.

Cash Flow

Net operating cash inflows increased by US$45.9 million from US$91.0 to US$136.9 million for the half year ended 30 September 2004 compared to the same period in the prior year, primarily due to changes in our operating assets and liabilities.

Net investing activities produced a cash outflow of US$81.0 million for the half year ended 30 September 2004 compared to US$38.5 million for the same period in the prior year. The increase in the cash outflow was primarily due to additional capital expenditures of US$37.0 million for the half year ended 30 September 2004 and US$5.0 million cash received in the prior year from the sale of our New Zealand Building Systems in May 2003 that did not recur in the current period.

Net financing activities resulted in an outflow of US$13.0 million for the half year ended 30 September 2004 compared to US$8.8 million in the same period in the prior year. The increase was primarily due to a US$2.3 million increase in dividend payments compared to the payments made in the same period of the prior year, a decrease of US$0.6 million in proceeds from borrowings and a decrease in proceeds from the issuance of shares of US$1.3 million. The proceeds from the issuance of shares represent stock options exercised during the period.

James Hardie 1st Half FY05 Management’s Analysis of Results

Interim Dividend

The Board has decided to defer consideration of declaring an interim dividend until it is in a position to better assess the potential financial impact of the likely outcome of negotiations with the ACTU, Labor Council of NSW and representatives of asbestos diseases groups in relation to the future funding of legitimate asbestos diseases claims against former subsidiary companies.

Special Commission of Inquiry and Subsequent Developments

The Special Commission of Inquiry (the “SCI”) into the Medical Research and Compensation Foundation (MRCF) reported its findings to the NSW Governor on 21 September 2004. It indicated that the establishment of the MRCF and the establishment of ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to asbestos victims’ claims remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against James Hardie Industries NV or any other James Hardie entities.

In relation to the assertions by the MRCF concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the MRCF or the asbestos victims which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

On 14 July 2004, the company lodged a submission with the SCI stating that the company would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies. The company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation;

•	contributions to be made in a manner which provides certainty to claimants as to their entitlements, the scheme administrator as to the amount available for distribution, and the contributors as to the ultimate amount of the contribution to the scheme;

•	significant reduction in legal costs via the removal of requirements for litigation; and

•	limitation of legal avenues outside of the scheme.

The submission stated that the proposal was made without any admission of liability or prejudice to the company’s rights or defences.

When the SCI reported in September 2004, it found that there was a significant funding shortfall in the MRCF. The SCI found that the net assets of the MRCF were not sufficient to meet the prospective liabilities and were likely to be exhausted in the first half of 2007. In relation to the company’s proposal, it indicated that although there were several issues which needed to be refined quite significantly, the proposal was an appropriate starting point for negotiation with affected persons.

The NSW Government indicated that it was not prepared to negotiate with the company and would only consider implementing a proposal brought to it by James Hardie after it had been endorsed by the Australian Council of Trade Unions (ACTU), the Labour Council of New South Wales (LCNSW) and various groups representing asbestos claimants (Representatives).

James Hardie 1st Half FY05 Management’s Analysis of Results

The ACTU/LCNSW and the Representatives indicated that they were not prepared to recommend a statutory scheme along the lines of the one they assumed was being proposed by James Hardie to the SCI and that it was unacceptable to them.

The company has taken a pragmatic approach and, acting on the early statements of the NSW Premier, is engaged in discussions with the ACTU/LCNSW and the Representatives.

On 10 September 2004, the company announced that the Audit Committee of the Board had commissioned an internal investigation to be conducted by independent legal advisers, consistent with US Securities regulations to investigate allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements. The investigation has now been completed and there was found to be no impact on the company’s current financial statements.

On 22 September 2004, the Australian Securities and Investment Commission (ASIC) announced that it had commenced investigations into the circumstances surrounding the creation of the MRCF. The investigation is to include the conduct of certain directors and officers of the James Hardie group of companies and associated parties, and market disclosures made by the companies and individuals. The company is co-operating with ASIC in relation to all aspects of its investigation.

The company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI, the ASIC investigation or subsequent and other legal proceedings and in relation to discussions with the ACTU/LCNSW and the Representatives. These costs may include those of current and former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and if they do, the company may be reimbursed under directors and officers insurance policies taken out by the company.

Readers are also referred to the contingent liability discussion in note 8 of the company’s financial statements for the half year ended 30 September 2004 concerning claims against former subsidiaries.

On 16 November 2004 the Company announced that it had offered an indemnity to the directors of ABN 60 in order to facilitate the release of funding by ABN 60 to the MRCF. The proposed indemnity would require the Company to pay for any legal costs incurred by the ABN 60 directors in connection with the release of funding by ABN 60 to the MRCF. Additionally, the Company has offered to provide funding to the MRCF on an interim basis for a period of up to six months, commencing on 16 November 2004.. The proposed interim funding by the Company would only be provided once existing MRCF funds have been exhausted.

On 18 November 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005.

The company will lodge its annual report on Form 20-F for the year ended 31 March 2004 with the US Securities and Exchange Commission on 22 November 2004.

James Hardie 1st Half FY05 Management’s Analysis of Results

End.

Media/Analysts call:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

James Hardie 1st Half FY05 Management’s Analysis of Results

Endnotes:

Volume and Average Net Selling Price — Asia Pacific Fibre Cement — Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net selling price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net selling price. These adjustments did not have a material impact on total net sales or EBIT.

		30	31	31
Fiscal 2003	30 June	September	December	March
Quarter	2002	2002	2002	2003
Volume (mmsf1)	83.1	90.6	88.7	87.5
Average net sales price per unit (per msf1)	A$888	A$905	A$898	A$857
Year-to-date
Volume (mmsf1)	83.1	173.7	262.4	349.9
Average net sales price per unit (per msf1)	A$888	A$897	A$897	A$887

		30	31	31
Fiscal 2004	30 June	September	December	March
Quarter	2003	2003	2003	2004
Volume (mmsf1)	87.0	94.0	92.1	89.0
Average net sales price per unit (per msf1)	A$874	A$865	A$854	A$854
Year-to-date
Volume (mmsf1)	87.0	181.0	273.1	362.1
Average net sales price per unit (per msf1)	A$874	A$869	A$864	A$862

Net Sales — Philippines Fibre Cement — Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004:

			30		31		31
	30 June		September		December		March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1
Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

James Hardie 1st Half FY05 Management’s Analysis of Results

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 1st Half FY05 Management’s Analysis of Results

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of James Hardie Industries N.V. and Subsidiaries

We have reviewed the accompanying consolidated balance sheet of James Hardie Industries N.V. and Subsidiaries as of 30 September 2004, and the related consolidated statements of income for each of the three-month and six-month periods ended 30 September 2004 and 2003 and the consolidated statements of cash flows for the six-month periods ended 30 September 2004 and 2003 and the consolidated statement of changes in shareholders’ equity for the six-month period ended 30 September 2004, as stated in U.S. dollars. We have not reviewed any amounts stated in Australian dollars included in the accompanying financial statements. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of 31 March 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated 24 June 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of 30 September 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 8 to the consolidated financial statements, the Company is subject to certain significant contingencies, including claims against former subsidiaries; the Special Commission of Inquiry established by the Government of New South Wales, Australia; an investigation by the Australian Securities and Investments Commission; and an offer of an indemnity to ABN 60 together with a related offer to provide funding to the Medical Research and Compensation Foundation.

PricewaterhouseCoopers LLP
Los Angeles, California
19 November 2004

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Millions of US dollars)		(Millions of Australian dollars)
	30 September	31 March	30 September		31 March
	2004	2004	2004		2004
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$114.8	$72.3	A$	160.4	A$	95.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million (A$2.0 million) and $1.2 million (A$1.6 million) as of 30 September 2004 and 31 March 2004, respectively	112.4	118.4		157.1		155.8
Inventories	89.5	103.2		125.1		135.8
Refundable income taxes	9.2	37.8		12.9		49.7
Prepaid expenses and other current assets	15.4	8.8		21.5		11.6
Deferred tax assets	26.4	24.7		36.9		32.5

Total current assets	367.7	365.2		513.9		480.5
Long-term receivables and other assets	4.6	9.8		6.4		12.9
Property, plant and equipment, net	629.5	567.1		879.7		746.1
Intangible assets, net	3.1	3.0		4.3		3.9
Prepaid pension cost	13.5	14.1		18.9		18.5
Deferred tax assets	10.8	12.0		15.1		15.8

Total assets	$1,029.2	$971.2	A$	1,438.3	A$	1,277.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$100.7	$78.5	A$	140.7	A$	103.3
Current portion of long-term debt	17.6	17.6		24.6		23.2
Short-term debt	11.0	10.8		15.4		14.2
Accrued payroll and employee benefits	35.9	41.1		50.2		54.1
Accrued product warranties	9.5	9.7		13.3		12.8
Income taxes payable	14.3	9.8		20.0		12.9
Other liabilities	3.2	1.8		4.5		2.4

Total current liabilities	192.2	169.3		268.7		222.9
Long-term debt	147.4	147.4		206.0		193.9
Deferred income taxes	70.0	65.2		97.8		85.8
Accrued product warranties	2.7	2.3		3.8		3.0
Other liabilities	61.9	82.3		86.5		108.3

Total liabilities	474.2	466.5	A$	662.8	A$	613.9

Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 458,773,612 shares issued and outstanding at 30 September 2004 and 458,558,436 shares issued and outstanding at 31 March 2004	245.4	245.2
Additional paid-in capital	135.8	134.0
Retained earnings	198.5	151.1
Employee loans	(1.1)	(1.3)
Accumulated other comprehensive loss	(23.6)	(24.3)

Total shareholders’ equity	555.0	504.7

Total liabilities and shareholders’ equity	$1,029.2	$971.2

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2004	2003	2004	2003
Net sales	$300.9	$251.6	$607.0	$493.1
Cost of goods sold	(203.8)	(159.2)	(398.6)	(311.4)

Gross profit	97.1	92.4	208.4	181.7
Selling, general and administrative expenses	(45.5)	(38.9)	(90.6)	(75.1)
Research and development expenses	(5.3)	(5.6)	(10.3)	(10.4)
SCI related expenses	(5.6)	—	(8.5)	—
Other operating expense	(0.7)	—	(0.7)	—

Operating income	40.0	47.9	98.3	96.2
Interest expense	(1.9)	(2.8)	(4.7)	(5.3)
Interest income	0.6	0.4	0.9	0.6
Other expense	(1.9)	(3.3)	(1.9)	(3.3)

Income from continuing operations before income taxes	36.8	42.2	92.6	88.2
Income tax expense	(12.1)	(9.4)	(30.8)	(22.5)

Income from continuing operations	24.7	32.8	61.8	65.7

Discontinued operations:
Income from discontinued operations, net of income tax expense of $0.1 million for the six months ended 30 September 2003	—	—	—	0.2
Gain (loss) on disposal of discontinued operations, net of income tax benefit of $0.1 million for the six months ended 30 September 2003	0.1	—	(0.7)	1.6

Income (loss) from discontinued operations	0.1	—	(0.7)	1.8

Net income	$24.8	$32.8	$61.1	$67.5

Income per share — basic:
Income from continuing operations	$0.05	$0.07	$0.13	$0.15
Income from discontinued operations	—	—	—	—

Net income per share — basic	$0.05	$0.07	$0.13	$0.15

Income per share — diluted:
Income from continuing operations	$0.05	$0.07	$0.13	$0.15
Income from discontinued operations	—	—	—	—

Net income per share — diluted	$0.05	$0.07	$0.13	$0.15

Weighted average common shares outstanding (Millions):
Basic	458.7	458.0	458.7	457.8
Diluted	460.4	461.5	460.6	461.0

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months				Six Months
	Ended 30 September				Ended 30 September
(Millions of Australian dollars, except per share data)	2004		2003		2004		2003
Net sales	A$	420.3	A$	387.1	A$	847.9	A$	758.7
Cost of goods sold		(284.7)		(244.9)		(556.8)		(479.1)

Gross profit		135.6		142.2		291.1		279.6
Selling, general and administrative expenses		(63.6)		(59.9)		(126.6)		(115.5)
Research and development expenses		(7.4)		(8.6)		(14.4)		(16.0)
SCI related expenses		(7.8)		—		(11.9)		—
Other operating expense		(1.0)		—		(0.9)		—

Operating income		55.8		73.7		137.3		148.1
Interest expense		(2.7)		(4.3)		(6.6)		(8.2)
Interest income		0.8		0.6		1.3		0.9
Other expense		(2.7)		(5.1)		(2.7)		(5.1)

Income from continuing operations before income taxes		51.2		64.9		129.3		135.7
Income tax expense		(16.9)		(14.5)		(43.0)		(34.6)

Income from continuing operations		34.3		50.4		86.3		101.1

Discontinued operations:
Income from discontinued operations, net of income tax expense of A$0.2 million for the six months ended 30 September 2003		—		—		—		0.3
Gain (loss) on disposal of discontinued operations, net of income tax benefit of A$0.2 million for six months ended 30 September 2003		0.1				(1.0)		2.5

Income (loss) from discontinued operations		0.1		—		(1.0)		2.8

Net income	A$	34.4	A$	50.4	A$	85.3	A$	103.9

Income per share — basic:
Income from continuing operations	A$	0.07	A$	0.11	A$	0.19	A$	0.22
Income from discontinued operations		—		—		—		0.01

Net income per share — basic	A$	0.07	A$	0.11	A$	0.19	A$	0.23

Income per share — diluted:
Income from continuing operations	A$	0.07	A$	0.11	A$	0.19	A$	0.22
Income from discontinued operations		—		—		—		0.01

Net income per share — diluted	A$	0.07	A$	0.11	A$	0.19	A$	0.23

Weighted average common shares outstanding (Millions):
Basic		458.7		458.0		458.7		457.8
Diluted		460.4		461.5		460.6		461.0

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2004	2003
Cash flows from operating activities:
Net income	$61.1	$67.5
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	—	(1.8)
Depreciation and amortisation	17.9	16.2
Deferred income taxes	3.5	5.4
Prepaid pension cost	1.4	0.9
Tax benefit from stock options exercised	0.1	0.1
Stock compensation	1.2	1.2
Other	2.7	0.4
Changes in operating assets and liabilities:
Accounts receivable	4.8	(12.1)
Inventories	12.7	0.4
Prepaids and other current assets	20.4	15.1
Accounts payable	22.3	2.8
Accrued liabilities and other liabilities	(11.2)	(5.1)

Net cash provided by operating activities	136.9	91.0

Cash flows from investing activities:
Purchases of property, plant and equipment	(81.1)	(44.1)
Proceeds from sale of property, plant and equipment	—	0.1
Proceeds from disposal of subsidiaries and businesses, net of cash invested	—	5.0
Collections on loans receivable	0.1	0.5

Net cash used in investing activities	(81.0)	(38.5)

Cash flows from financing activities:
Net proceeds from line of credit	—	0.6
Proceeds from issuance of shares	0.7	2.0
Dividends paid	(13.7)	(11.4)

Net cash used in financing activities	(13.0)	(8.8)

Effects of exchange rate changes on cash	(0.4)	0.5
Net increase in cash and cash equivalents	42.5	44.2
Cash and cash equivalents at beginning of period	72.3	54.6

Cash and cash equivalents at end of period	114.8	98.8

Components of cash and cash equivalents:
Cash at bank and on hand	19.0	11.8
Short-term deposits	95.8	87.0

Cash and cash equivalents at end of period	$114.8	$98.8

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months
	Ended 30 September
(Millions of Australian dollars)	2004		2003
Cash flows from operating activities:
Net income	A$	85.3	A$	103.9
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses		—		(2.8)
Depreciation and amortisation		25.0		24.9
Deferred income taxes		4.9		8.3
Prepaid pension cost		2.0		1.4
Tax benefit from stock options exercised		0.1		0.2
Stock compensation		1.7		1.8
Other		3.8		0.6
Changes in operating assets and liabilities:
Accounts receivable		6.7		(18.6)
Inventories		17.7		0.6
Prepaids and other current assets		28.4		23.2
Accounts payable		31.2		4.3
Accrued liabilities and other liabilities		(15.6)		(7.9)

Net cash provided by operating activities		191.2		139.9

Cash flows from investing activities:
Purchases of property, plant and equipment		(113.3)		(67.9)
Proceeds from sale of property, plant and equipment		—		0.2
Proceeds from disposal of subsidiaries and businesses, net of cash invested		—		7.7
Collections on loans receivable		0.1		0.8

Net cash used in investing activities		(113.2)		(59.2)

Cash flows from financing activities:
Net proceeds from line of credit		—		0.9
Proceeds from issuance of shares		1.0		3.1
Dividends paid		(19.1)		(17.5)

Net cash used in financing activities		(18.1)		(13.5)

Effects of exchange rate changes on cash		5.4		(12.9)
Net increase in cash and cash equivalents		65.3		54.3
Cash and cash equivalents at beginning of period		95.1		90.4

Cash and cash equivalents at end of period		160.4		144.7

Components of cash and cash equivalents:
Cash at bank and on hand		26.5		17.3
Short-term deposits		133.9		127.4

Cash and cash equivalents at end of period	A$	160.4	A$	144.7

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Retained	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Earnings	Loans	Income (Loss)	Total
Balances as of 31 March 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7
Comprehensive income:
Net income	—	—	61.1	—		61.1
Other comprehensive income:
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.6	0.6
Foreign currency translation gain	—	—	—	—	0.1	0.1

Other comprehensive income	—	—	—	—	0.7	0.7

Total comprehensive income						61.8
Dividends paid	—	—	(13.7)	—	—	(13.7)
Stock compensation	—	1.2	—	—	—	1.2
Tax benefit from stock options exercised	—	0.1	—	—	—	0.1
Employee loans movement	—	—	—	0.2	—	0.2
Stock options exercised	0.2	0.5	—	—	—	0.7

Balances as of 30 September 2004	$245.4	$135.8	$198.5	$(1.1)	$(23.6)	$555.0

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of James Hardie Industries N.V. (“JHI NV”) and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie,” unless the context indicates otherwise.

In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 30 September and 31 March 2004 and the results of operations for the three and six months ended 30 September 2004 and 2003 and cash flows for the six months ended 30 September 2004 and 2003. These consolidated financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2004. The results of operations for the six months ended 30 September 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2005.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 March	30 September
	2004	2004	2003
Assets and liabilities	1.3156	1.3974	n/a
Income statement	n/a	1.3969	1.5386
Cash flows — beginning cash	n/a	1.3156	1.6559
Cash flows — ending cash	n/a	1.3974	1.4643
Cash flows — current period movements	n/a	1.3969	1.5386

2.	Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions)	2004	2003	2004	2003
Basic common shares outstanding	458.7	458.0	458.7	457.8
Dilutive effect of stock options	1.7	3.5	1.9	3.2

Diluted common shares outstanding	460.4	461.5	460.6	461.0

Potential common shares of 10.4 million and 8.9 million for the three and six months ended 30 September 2004, respectively, have been excluded from the calculation of diluted shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $4.0 million and $4.8 million for the three months ended 30 September 2004 and 2003, respectively, and $9.1 million and $7.1 million for the six months ended 30 September 2004 and 2003, respectively.

Stock-Based Compensation

The Company estimates the fair value of its stock option grants on the date of grant using the Black-Scholes option-pricing model and recognises this value as compensation expense over the periods in which the options vest. Accordingly, the Company recognised stock-based compensation expense (included in selling, general and administrative expenses) of $0.5 million and $0.6 million for the three months ended 30 September 2004 and 2003, respectively, and $1.2 million and $1.2 million for the six months ended 30 September 2004 and 2003, respectively.

Recent Accounting Pronouncements

Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” which it replaces. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for the fiscal years ending after 15 September 2004 and for interim periods beginning after 15 December 2003. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46 which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after 31 January 2003 and no later than the end of the first reporting period that ended after 15 December 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after 31 January 2003 did not have a material impact on the Company’s consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force (“EITF”) ratified the provisions of Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“Issue 03-01”), which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after June 15, 2004. The adoption of this issue did not have an impact on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

3.	Inventories

Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2004	2004
Finished goods	$64.0	$76.7
Work-in-process	5.7	6.4
Raw materials and supplies	21.9	22.3
Provision for obsolete finished goods and raw materials	(2.1)	(2.2)

Total inventories	$89.5	$103.2

4.	Retirement Plans

The Company sponsors a defined benefit plan for its Australian employees. Pension expense is determined using various actuarial cost methods to estimate the total benefits ultimately payable to participants and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The Company made contributions of $0.4 million and $1.2 million for the three and six months ended 30 September 2004, respectively. The Company expects to make a contribution to the pension plan of approximately $1.2 million for the remainder of fiscal year 2005.

The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2004	2003	2004	2003
Service cost	$0.7	$0.8	$1.5	$1.4
Interest cost	0.6	0.7	1.2	1.4
Expected return on plan assets	(0.7)	(0.9)	(1.5)	(1.7)
Amortisation of unrecognised transition costs	—	(0.2)	—	(0.4)
Recognised net actuarial loss	0.1	0.1	0.2	0.2

Net periodic pension cost	$0.7	$0.5	$1.4	$0.9

5.	Discontinued Operations

Building Systems

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The following are the results of operations of discontinued businesses:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2004	2003	2004	2003
Building Systems
Net sales	$—	$—	$—	$2.9
Income before income taxes	—	—	—	0.3
Income tax expense	—	—	—	(0.1)

Net income	—	—	—	0.2

Gain (loss) on disposal, net of income taxes	0.1	—	(0.7)	1.6

Income from discontinued operations	$0.1	$—	$(0.7)	$1.8

6.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the costs incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and fibre cement roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2004	2003	2004	2003
USA Fibre Cement	$231.0	$191.4	$471.7	$378.2
Asia Pacific Fibre Cement	62.5	54.8	119.8	104.9
Other Fibre Cement	7.4	5.4	15.5	10.0

Worldwide total from continuing operations	$300.9	$251.6	$607.0	$493.1

	Income (Loss) from		Income (Loss) from
	Continuing Operations		Continuing Operations
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2004	2003	2004	2003
USA Fibre Cement	$49.0	$53.7	$112.1	$107.8
Asia Pacific Fibre Cement	12.3	9.4	24.3	18.0
Research and Development	(3.4)	(4.1)	(7.5)	(7.4)
Other Fibre Cement	(4.2)	(4.3)	(7.5)	(8.0)

Segments total	53.7	54.7	121.4	110.4
General Corporate	(13.7)	(6.8)	(23.1)	(14.2)

Total operating income	40.0	47.9	98.3	96.2
Net interest expense	(1.3)	(2.4)	(3.8)	(4.7)
Other expense	(1.9)	(3.3)	(1.9)	(3.3)

Worldwide total from continuing operations	$36.8	$42.2	$92.6	$88.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2004	2004
USA Fibre Cement	$597.0	$554.9
Asia Pacific Fibre Cement	181.0	175.9
Other Fibre Cement	78.4	74.7

Segments total	856.4	805.5
General Corporate	172.8	165.7

Worldwide total	$1,029.2	$971.2

Geographic Areas

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2004	2003	2004	2003
USA	$234.5	$194.0	$480.1	$383.0
Australia	43.4	38.2	84.2	72.9
New Zealand	12.2	9.6	23.2	18.8
Other Countries	10.8	9.8	19.5	18.4

Worldwide total from continuing operations	$300.9	$251.6	$607.0	$493.1

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2004	2004
USA	$652.1	$609.8
Australia	121.4	119.1
New Zealand	22.9	19.7
Other Countries	60.0	56.9

Segments total	856.4	805.5
General Corporate	172.8	165.7

Worldwide total	$1,029.2	$971.2

7.	Accumulated Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related taxes, which is displayed in the accompanying consolidated balance sheets:

	30 September	31 March
(Millions of US dollars)	2004	2004
Unrealised transition loss on derivative instruments classified as cash flow hedges	$(4.9)	$(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	3.9	3.3
Accumulated foreign currency losses on translation of foreign subsidiaries	(22.6)	(22.7)

Total accumulated other comprehensive loss	$(23.6)	$(24.3)

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

8.	Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incidental to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions in the normal conduct of business should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries (“James Hardie”). The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of, Amaca or Amaba. In particular, the trustees are responsible for the effective management of claims against Amaca and Amaba, and for the investment of their assets. The Company has no economic interest in the Foundation, Amaca or Amaba and it has no right to dividends or capital distributions made by the Foundation.

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, James Hardie no longer owns any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions made by the ABN 60 Foundation.

Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. As Amaca, Amaba and ABN 60 are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at 30 September 2004 and 31 March 2004.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

It is possible that JHI NV or any member of the James Hardie group could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the New South Wales (“NSW”) Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is low to remote. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition. This belief is based in part on the fact that following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies are part of James Hardie; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability”; and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the restructuring or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like.

During the period ended 30 September 2004, James Hardie has not been a party to any asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry

On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the Government of the State of New South Wales, Australia established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from James Hardie and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, the Company lodged a submission with the SCI stating that the Company would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including James Hardie) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against JHI NV or any other James Hardie entities.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.570 billion, or an undiscounted amount of approximately A$3.586 billion. The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising an appropriate compensation scheme.

The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions.

The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions (“ACTU”) and the Labour Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on 14 July 2004 was rejected by the Representatives. The Company is currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and the Company and subsequently to the Company’s shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain and, accordingly, the Company cannot yet determine whether it will achieve a satisfactory resolution or what any potential arrangement may involve.

The Company’s view is that, except to the extent that it agrees otherwise as a result of these discussions, under current Australian law it is not liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60. The Company cannot determine when or if a resolution may be reached between itself and the Representatives. The Company is attempting to negotiate a resolution as quickly as possible. Accordingly, the Company has not established a provision for asbestos-related liabilities as of 30 September 2004 because at this time it is not probable nor estimable.

In October 2004, the Company commissioned an updated actuarial study of potential asbestos-related liabilities.

Based on the results of the study, which was updated as at 30 June 2004, it is estimated that the discounted central estimate, after allowing for expected insurance recoveries, of asbestos-related liabilities of Amaca, Amaba and ABN 60 is A$1.536 billion (discounted at 6.12% per annum) or an undiscounted central estimate of A$3.586 billion.

In estimating the potential asbestos-related exposure, the actuaries have made a number of assumptions relating to wage inflation, superimposed inflation (being the excess of total claim cost inflation over wage inflation), discount rates, the total number of claims expected to be reported through to 2071, the pace of such notifications and their settlement, the average costs of an award (which is affected by the disease type, the age and occupation of the claimant and the jurisdiction in which the claim is brought and settled), the proportion of claims for which no award is paid by the above-named entities, and the associated average claimant and defendant legal fees to be incurred.

Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates.

This shows that the discounted central estimates could fall in a range A$1.1 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside that range depending on the actual outcome of the assumptions made.

If a resolution is reached with the Representatives and approved by them, the NSW Government and the Company’s Board, shareholders and lenders, the Company may be required to make a substantial provision in its accounts at a later date, and it is possible that the Company would need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprised of Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content. Negotiations with the Representatives continue and no draft legislation has currently been published.

On 18 November 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005. The Company is unable to predict the outcome of this review.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI related expenses:

	Three Months	Six Months
	Ended	Ended
	30 September	30 September
(Millions of US dollars)	2004	2004
SCI	$3.4	$6.3
Internal investigation	1.1	1.1
Resolution advisory fees	0.7	0.7
Other	0.4	0.4

Total SCI related expenses	$5.6	$8.5

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s accounts in the United States. It is currently the Company’s policy to expense any legal costs as incurred.

Australian Securities and Investments Commission Investigation

On 22 September 2004, ASIC announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from the transactions considered by the SCI. The persons whose conduct is being investigated have not been expressly identified by the ASIC. The investigation will include a review of the conduct of the directors of various James Hardie Group companies, including their conduct and statements made in relation to securities of JHI NV or JHIL and the circumstances in which various transactions occurred (including the cancellation of partly-paid shares in JHIL).

We have received a notice from ASIC under relevant legislation to produce certain categories of documents to be considered by it in its investigation. We are currently responding to this notice and will cooperate with the ASIC in relation to all aspects of its investigation.

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed under directors’ and officers’ insurance policies taken out by the Company.

Severance Agreements

On 20 October 2004, Mr. Peter Shafron resigned from his position as Chief Financial Officer and on 21 October 2004, Mr. Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. In connection with these resignations, the Company will incur costs of $8.8 million in the quarter ending 31 December 2004. These costs will be comprised of $5.9 million of additional expense and $2.9 million of accruals existing at 30 September 2004.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

ABN 60 Indemnity

In order to facilitate the release of funding by ABN 60 to the Foundation, and thereby inter alia to seek to ensure that asbestos-related claims processing is not interrupted during the negotiations and facilitate negotiations with the Representatives, the Company offered an indemnity to the directors of ABN 60, which it announced on 16 November 2004. This proposed indemnity would require the Company to pay for any liability incurred by the ABN 60 directors resulting from the release of funding by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity, but the indemnity is being offered to relieve the concerns of those who may have hesitation about their legal and financial exposure. Additionally, the Company has offered to provide funding to the Foundation on an interim basis for a period of up to six months, commencing on 16 November 2004. The proposed interim funding by the Company would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice that claims against the Foundation should not exceed the funds which are or which are expected to become available to the Foundation during the period of the interim funding proposal. By way of example, the Company expects the prospect of such funds being exhausted will be materially reduced in the event that ABN 60 releases funds to the Foundation in light of the indemnity described above. The proposal for interim funding was put forward to relieve concerns regarding the short-term funding and payment of legitimate asbestos-related claims, and so that the Foundation would continue claims processing during the negotiation process. The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

Item 2. Quantitative and Qualitative Disclosures About Market Risk

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our half year ended 30 September 2004, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	79.1%	13.9%	3.8%	3.2%
Cost of goods sold	81.7%	12.0%	3.2%	3.1%
Expenses	67.8%	23.8%	2.7%	5.7%
Liabilities (excluding borrowings)	84.2%	6.9%	5.6%	3.3%

(1)	Comprised of Philippine pesos, Euros and Chilean pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 September 2004, outstanding foreign exchange contracts were not material.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 September 2004, 94% of our borrowings were fixed-rate and 6% variable-rate. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the half year ended 30 September 2004, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 September 2004, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 September 2004, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate debt	$17.6	$25.7	$27.1	$8.1	$46.2	$40.3	$165.0	$191.7
Weighted-average interest rate	6.86%	6.92%	6.99%	7.05%	7.12%	7.35%	7.09%
Variable rate debt	$11.0	—	—	—	—	—	$11.0	$11.0
Weighted-average interest rate	3.52%	—	—	—	—	—	3.52%

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

This Financial Report forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Management’s Analysis of Results, and a Results at a Glance document.

Disclaimer

This financial report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made

FY05 2nd Quarter and Half Year Results 22 November 2004 Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year.

Introduction - Meredith Hellicar, Chairman Overview - Louis Gries, Interim CEO Financial Review - Russell Chenu, Interim CFO Operating Review - Louis Gries, Interim CEO Special Commission of Inquiry and Other Associated Developments - Meredith Hellicar, Chairman Questions and Answers Agenda

Overview Lower than expected quarterly result Sub-standard US manufacturing performance - issues largely behind us High input costs Ramp-up costs of growth initiatives High corporate costs (SCI related) Remain on track to meet business growth targets

* Including Discontinued Operations 2nd Quarter and Half Year FY05 Q2'05% HY'05% Net Sales up 20 up 23 Gross Profit up 5 up 15 EBIT1 down 16 up 2 Operating Profit1 down 25 down 6 Net Operating Profit1 * down 24 down 9 Overview

Operations Overview 2nd Quarter Strong sales growth in USA Fibre Cement EBIT down 9% due to increased costs Solid performance in Asia Pacific Fibre Cement ANZ Fibre Cement EBIT up 28% Philippines - small positive EBIT Other Fibre Cement segment continuing to develop Chile Fibre Cement - small positive EBIT Hardie Pipe - sales growth Europe Fibre Cement - sales growth Artisan Roofing - sales commenced in October

Financial Review Russell Chenu, Interim CFO

US$ Million Q2 '05 Q2'04 % Change Net Sales 300.9 251.6 20 Gross Profit 97.1 92.4 5 SG&A (45.5) (38.9) 17 Research & Development (5.3) (5.6) (5) SCI and Related Expenses (5.6) - - Other Operating Expense (0.7) - - EBIT1 40.0 47.9 (16) Net Interest Expense (1.3) (2.4) (46) Other Expense, Net (1.9) (3.3) (42) Income Tax Expense (12.1) (9.4) 29 Operating Profit1 24.7 32.8 (25) Results - Q2

Results - Half Year US$ Million HY '05 HY'04 % Change Net Sales 607.0 493.1 23 Gross Profit 208.4 181.7 15 SG&A (90.6) (75.1) 21 Research & Development (10.3) (10.4) (1) SCI and Related Expenses (8.5) - - Other Operating Expense (0.7) - - EBIT1 98.3 96.2 2 Net Interest Expense (3.8) (4.7) (19) Other Expense, Net (1.9) (3.3) (42) Income Tax Expense (30.8) (22.5) 37 Operating Profit1 61.8 65.7 (6)

Results Q2 and Half Year Before SCI & Non Recurring Items US$Million Q2'05 Q2'04 HY'05 HY'04 SCI and Related Costs 5.6 - 8.5 - Other Operating Expenses 0.7 - 0.7 - Other Expenses, Net 1.9 3.3 1.9 3.3 Operating Profit1 24.7 32.8 61.8 65.7 Net Operating Profit1 Before SCI and Non Recurring Items 32.9 36.1 72.9 69.0

Segment Net Sales - Q2 US$ Million Q2 '05 Q2 '04 % Change USA Fibre Cement 231.0 191.4 21 Asia Pacific Fibre Cement 62.5 54.8 14 Other Fibre Cement 7.4 5.4 37 Total 300.9 251.6 20

Segment Net Sales - Half Year US$ Million HY '05 HY '04 % Change USA Fibre Cement 471.7 378.2 25 Asia Pacific Fibre Cement 119.8 104.9 14 Other Fibre Cement 15.5 10.0 55 Total 607.0 493.1 23

Segment EBIT1 - Q2 US$ Million Q2 '05 Q2'04 % Change USA Fibre Cement 49.0 53.7 (9) Asia Pacific Fibre Cement 12.3 9.4 31 Other Fibre Cement (4.2) (4.3) 2 R & D (3.4) (4.1) 17 Total Segment EBIT 53.7 54.7 (2) General Corporate (13.7) (6.8) (101) Total EBIT 40.0 47.9 (16) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT1 - Half Year US$ Million HY '05 HY'04 % Change USA Fibre Cement 112.1 107.8 4 Asia Pacific Fibre Cement 24.3 18.0 35 Other Fibre Cement (7.5) (8.0) 6 R & D (7.5) (7.4) (1) Total Segment EBIT 121.4 110.4 10 General Corporate (23.1) (14.2) (63) Total EBIT 98.3 96.2 2

Corporate Costs - Q2 US$ Million Q2 '05 Q2 '04 HY '05 HY '04 Stock Options Expense 0.5 1.0 0.7 3.2 Inquiry Costs 5.6 - 8.5 - Corporate Costs 7.6 5.8 13.9 11.0 Total 13.7 6.8 23.1 14.2

Net Interest Expense US$ Million Q2'05 Q2'04 %Change Net Interest Expense (1.3) (2.4) (46) HY'05 HY'04 %Change Net Interest Expense (3.8) (4.7) (19)

Income Tax Expense US$ Million Q2'05 Q2'04 %Change Income Tax Expense (12.1) (9.4) 29 Rate 32.9% 22.3% HY'05 HY'04 %Change Income Tax Expense (30.8) (22.5) 37 Rate 33.3% 25.5%

Tax Netherlands - US Protocol Treaty Protocol significantly tightens requirements Limitation of Benefits provisions Protocol approved by US Senate - pending ratification If ratified in November - would take effect January 2006 Evaluation of implications and options underway

James Hardie

EBITDA[1] – Q2

	Q2'05	Q2'04	% Change
EBIT[1]			
USA Fibre Cement	49.0	53.7	(9)
Asia Pacific Fibre Cement	12.3	9.4	31
Other Fibre Cement	(4.2)	(4.3)	2
R & D	(3.4)	(4.1)	17
General Corporate	(13.7)	(6.8)	(101)
Depreciation and Amortisation			
USA Fibre Cement	5.8	6.3	(8)
Asia Pacific Fibre Cement	2.4	2.3	4
Other	0.8	0.2	-
Total EBITDA	49.0	56.7	(14)

18

EBITDA1 - Q2 Q2'05 Q2'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 49.0 12.3 (4.2) (3.4) (13.7) 53.7 9.4 (4.3) (4.1) (6.8) (9) 31 2 17 (101) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 5.8 2.4 0.8 6.3 2.3 0.2 (8) 4 - Total EBITDA 49.0 56.7 (14)

EBITDA[1] – Half Year

	HY'05	HY'04	% Change
EBIT[1]			
USA Fibre Cement	112.1	107.8	4
Asia Pacific Fibre Cement	24.3	18.0	35
Other Fibre Cement	(7.5)	(8.0)	6
R & D	(7.5)	(7.4)	(1)
General Corporate	(23.1)	(14.2)	(63)
Depreciation and Amortisation			
USA Fibre Cement	11.6	11.2	4
Asia Pacific Fibre Cement	4.7	4.6	2
Other	1.6	0.4	-
Total EBITDA	116.2	112.4	3

19

EBITDA1 - Half Year HY'05 HY'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 112.1 24.3 (7.5) (7.5) (23.1) 107.8 18.0 (8.0) (7.4) (14.2) 4 35 6 (1) (63) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 11.6 4.7 1.6 11.2 4.6 0.4 4 2 - Total EBITDA 116.2 112.4 3 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Capital Expenditure - Half Year Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million HY '05 HY '04 HY '05 HY '04 USA Fibre Cement 77.1 32.0 11.6 10.7 Asia Pacific Fibre Cement 2.4 4.2 4.7 4.6 Other Fibre Cement 1.6 7.9 1.6 0.3 Total Segments 81.1 44.1 17.9 15.6

Key Ratios HY'05 FY '04 FY '03 EPS (Diluted) 13.4c 27.2c 18.2c Dividend - 5.5c 5.0c Return on Shareholders Funds*# 23.2% 27.6% 42.3% Return on Capital Employed# 26.0% 23.4% 20.9% EBIT1/Sales 16.2% 17.5% 16.4% Gearing Ratio1 10.0% 17.0% 21.4% Net Interest Cover 25.5x 17.2x 6.5x * Total Company # Annualised

James Hardie

James Hardie

Operating Review

Louis Gries, Interim CEO

Operating Review Louis Gries, Interim CEO

Business Unit Management Don Merkley - Executive Vice President R&D, Business Development and Roofing Dave Merkley - Executive Vice President Engineering, Process Development and Construction Jamie Chilcoff - Vice President International Robert Russell - Vice President Established Markets - USA FC Nigel Rigby - Vice President Emerging Markets - USA FC Mark Fisher - Vice President Specialty Products - USA FC

USA Fibre Cement

2nd Quarter Result Net Sales up 21% to US$231.0 million Sales Volume up 18% to 459.7 mmsf1 Average Price up 3% to US$503 per msf1 EBIT1 down 9% to US$49.0 million EBIT Margin1 down 6.9 pts to 21.2% USA Fibre Cement

USA Fibre Cement 2nd Quarter Trading Conditions Continued strength in housing construction Strong consumer demand Low interest rates Strong house prices Low housing inventory levels

USA Fibre Cement Key Points Continued strong demand for fibre cement Further penetration of established and emerging markets Strong sales growth in exterior and interior product markets Growth in differentiated, higher-priced products Operating issues at several plants Higher manufacturing and freight costs Price increase implemented

USA Fibre Cement Plant Performance Issues Ramp up and management issues at Blandon, Pennsylvania; Summerville, South Carolina and Waxahachie, Texas Capacity constrained Increased operating costs - US$8M impact: Freight Labour Maintenance Issues addressed and largely behind us

USA Fibre Cement

EBIT/Sales Margin	Q2'05 US$m	HY'05 US$m
▪ Higher costs		
▪ Higher raw material prices	4.7	8.2
▪ Freight (capacity constraint related and higher fuel cost impact)	6.2	11.3
▪ SG&A (growth initiatives)	4.6	11.6
▪ Long term band 20-25%		

29

USA Fibre Cement Q2'05 US$m HY'05 US$m 4.7 8.2 6.2 11.3 4.6 11.6 EBIT/Sales Margin Higher costs Higher raw material prices Freight (capacity constraint related and higher fuel cost impact) SG&A (growth initiatives) Long term band 20-25%

James Hardie

USA Fibre Cement

Revenue Growth Continuing to Outstrip Volume Growth

Volume (mmsf[1]) / Starts (000's Units)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
JH Volume
JH Revenue
Housing Starts
$800
$700
$600
$500
$400
$300
$200
$100
$0
Revenue (USDM)
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05

30

USA Fibre Cement Revenue Growth Continuing to Outstrip Volume Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 Volume (mmsf1) / Starts (000's Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 Revenue (USDM) JH Volume JH Revenue Housing Starts 05

USA Fibre Cement

Average Selling Price
US$ per MSF[1]
520
500
480
460
440
420
400
380
FY99
FY00
FY01
FY02
FY03
FY04
HY05

31

USA Fibre Cement Average Selling Price US$ per MSF1

James Hardie

USA Fibre Cement

EBIT and EBIT Margin*,1

EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
Q2 FY99
Q2 FY00
Q2 FY01
Q2 FY02
Q2 FY03
Q2 FY04
Q2 FY05

*Excludes restructuring and other operating expenses

32

USA Fibre Cement *Excludes restructuring and other operating expenses EBIT and EBIT Margin*,1

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

USA Fibre Cement Outlook Continued strong demand for fibre cement Housing construction to remain strong over short term Low interest rates New starts, permits and builder confidence at healthy levels Sales growth to continue Further penetration in established and emerging markets and across product range Improved manufacturing performance Declining pulp prices Several plant start-ups in second half

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 2nd Quarter Result Net Sales up 14% to US$62.5 million Sales Volume up 9% to 102.6 mmsf1 EBIT1 up 31% to US$12.3 million EBIT Margin1 up 2.5 pts to 19.7%

Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Asia Pacific Fibre Cement

Australia and New Zealand - Key Points New residential and renovations activity slower in Australia Negative customer sentiment in Australia from SCI and related publicity New Zealand housing activity strong Net sales up 16% - up 7% in A$ Volumes up 6% Average selling price up 1% EBIT up 28% - 18% in A$ Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Australia and New Zealand - Outlook Further softening of new housing and renovations activity in Australia New Zealand housing activity to reduce from peak levels Product boycotts and negative customer sentiment from SCI and related matters will impact Australian sales and profitability

Asia Pacific Fibre Cement Philippines Key Points Increased building and construction activity Net sales up 19% - up 22% in local currency Positive EBIT Outlook Stronger building and construction activity Continued improvement in business results

Other Fibre Cement Chile Fibre Cement Key Points Improved domestic and regional construction activity Strong sales growth Higher domestic pricing Outlook Further improvement in domestic and regional construction activity Continued improvement in business results

Other Fibre Cement USA Hardie(r) Pipe Key Points Higher prices and volumes Improved manufacturing performance EBIT losses reduced Outlook Further market penetration and sales growth Continued improvements to plant operating efficiency Further EBIT improvement

Europe Fibre Cement Awareness growing among distributors, builders and contractors Sales continuing to build steadily

Artisan Roofing Sales commenced in October Customer interest remains strong Manufacturing ramp up in early stages

Research and Development Key driver of growth Core projects engineered raw materials product formulations engineering and process technologies lightweight and durable products for all climates Sustainable competitive advantage continuing to be built

Outlook Top line growth momentum of first half continuing into 3rd quarter Improved manufacturing performance in North America business Several start-ups planned for the 2nd half Reno Peru XLD Trim Peru ColorPlus Expected operating profit US$135M to US$145M* *Expected operating profit from continuing operations excluding SCI and associated development costs

Summary Lower than expected quarterly result Sub-standard US manufacturing performance - issues largely behind us High input costs Ramp-up costs of growth initiatives High corporate costs (SCI related) Remain on track to meet business growth targets

SCI and Other Associated Developments SCI reported 21 September 2004 Establishment of MRCF legally effective No legal liability for MRCF funding shortfall James Hardie's proposal for funding future claims "an appropriate starting point for negotiations"

Currently in discussions with various stakeholders - progress being made NSW Government to review ways to cut unnecessary legal and administrative costs in current compensation system 22 September 2004, ASIC announced investigation into creation of MRCF - James Hardie co-operating with ASIC Substantial costs incurred on SCI and other developments - further costs will be incurred Offer of indemnity to ABN 60 and interim funding to MRCF 10 September 2004, internal investigation announced consistent with SEC regulations. Investigation now concluded - no impact on financial statements Form 20-F (annual report) lodged with SEC, 22 November 2004 SCI and Other Associated Developments

Updated Actuarial Estimate - MRCF Liabilities KPMG estimate updated to 30 June 04 Central Estimate of MRCF liabilities A$1.536 billion at 30 June 2004 Underlying increase in liabilities 5% Sustained trend or aberration not clear - but factored in SCI and Other Associated Developments

Disclaimer This presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include: projections of our operating results or financial condition; statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release, a Financial Report and Results at a Glance document. 1Definitions EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. EBITDA - is not a measure of financial performance under US GAAP and should not be considered as an alternative to , or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. All companies do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. EBIT and EBIT Margin before restructuring and other operating (expense) income - presentation of EBIT and EBIT Margin before restructuring and other operating (expense )income are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT Margin. The Company has included these financial measures to provide investors with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations. The Company's management uses these non-GAAP measures for the same purposes. Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. mmsf - million square feet msf - thousand square feet

FY05 2nd Quarter and Half Year Results 22 November 2004 Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year.